FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

16 May 2019

RBS Group welcomes credit ratings action by S&P

The Royal Bank of Scotland Group plc ("RBSG" and, together with its subsidiaries, the "Group") welcomes the decision by the credit rating agency Standard & Poor's (S&P) to upgrade the long term issuer credit ratings of RBSG and each of the Group entities listed below by one notch. S&P also upgraded the short term issuer credit ratings of RBSG and the UK ring-fenced entities and the issue ratings on all outstanding debt instruments of RBSG and its subsidiaries.
S&P summary credit ratings are now as follows:
	Long Term rating	Short Term Rating

The Royal Bank of Scotland Group plc	BBB	A-2

Entities inside the Ring-Fence
National Westminster Bank Plc	A	A-1
The Royal Bank of Scotland plc	A	A-1
Ulster Bank Limited	A	A-1
Ulster Bank Ireland DAC	A-	A-2

Entities Outside the Ring-Fence
NatWest Markets Plc	A-	A-2
NatWest Markets N.V.	A-	A-2
NatWest Markets Securities Inc.	A-	A-2
Royal Bank of Scotland International Ltd.	A-	A-2

In a statement, S&P said, "the one-notch upgrade reflects RBSG's strengthened credit fundamentals following a long period of restructuring and refocusing. It has addressed the majority of legacy assets and legal risks, maintained a robust capital position, and laid the foundations for improved cost efficiency and earnings." In addition, in their view, "RBSG's strengthened balance sheet and improving earnings enhance its capacity to manage current U.K. political and economic uncertainties."

The stable ratings outlook reflects S&P's expectation that the Group will maintain robust balance sheet metrics and strengthen its earnings toward management's targets.

For further information please Contact:
Paul Pybus
Head of Debt Investor Relations
+44 (0) 20 7678 1153
RBS Media Relations:
+44 (0) 13 1523 4205

Forward Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG or NWM's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBSG or NWM in respect of, but not limited to their respective: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG or NWM's actual results are discussed in NWM's 2018 Annual Report and Accounts and other regulatory filings, RBSG's UK 2018 Annual Report and Accounts and materials filed by RBSG with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG and NWM do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
National Westminster Bank Plc	213800IBT39XQ9C4CP71
Ulster Bank Limited	213800BZ9V4RRA2IRN26
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12
Royal Bank of Scotland International Ltd.	21380078CCZSEEIIKA41
NatWest Markets Securities Inc.	ZE2ZWJ5BTIQJ8M0C6K34

Date: 16 May 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary